Filed by TCF Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 28, 2019

Communication Overview & Talking Points Your leadership and visibility will play a critical role in how our team members perceive and embrace our merger with Chemical Bank. Below are some items to keep in mind: • Conveying a consistent, positive and inspiring message sets the right tone from the beginning of the process. Your teams’ opinions and perceptions largely will be shaped by your actions and words. • Show enthusiasm and appreciation for the contributions your team members made to prepare us for this incredible opportunity. • Your availability and visibility over the next 48 hours are essential to supporting our team members. • Proactively reach out to team members, especially those you feel may be at risk during the transition. • Actively listen to team members’ concerns and acknowledge their feelings. • Use the talking points below to help overcome objectives, concerns and fears. • As you see fit, schedule team meetings with your direct reports after the TCF Town Hall meetings on Monday afternoon. Allow team members to ask questions and share their thoughts. Please report any common themes or issues not addressed to Corporate Communications. • Encourage team members to review the FAQ section of the Communication Playbook before your meeting and bring any questions that have not been addressed. • Communicate that we will provide tools and resources throughout the process to capture team members’ feedback and insight. This starts with launching a site on the TCF Intranet called “Merger News.” A link is on the home page of all Intranet sites. • Let team members know that we are asking that they not reach out to their Chemical Bank counterparts at this time. We need to allow employees from each organization to process this information and work with their management teams regarding next steps. FOR INTERNAL TCF USE ONLY. Not for distribution outside of TCF.

• Remember that this is a marathon – not a sprint. Communication with your team members must be frequent, timely and candid throughout the entire process. Team Member Talking Points for Leaders • As Craig Dahl mentioned, this is the start of a new journey to make the new TCF the premier Midwest bank, and our announcement today of the combination with Chemical is the culmination of our team’s dedicated work that prepared us to take advantage of this monumental opportunity. We can’t thank you enough for your efforts. • Today marks the first step in the journey of bringing our two organizations together and realizing our vision to be the premier Midwest bank. For most of our organization, our merger announcement will not have an immediate impact. Please remain focused on meeting our customers' needs, delivering exceptional customer service and supporting our local communities. • We understand that you have many questions and we have tried to answer many of them on the Merger News site. I encourage you to review the site, especially the FAQs, and feel free to come to me with any questions that are not addressed. • Once we officially begin the merger process, you can expect to receive regular updates through your managers, emails, team member meetings, and more. In addition, the Merger News Intranet site will host information and house all relevant information about our integration. • Our larger and more diverse company will provide our team members with possible opportunities to expand their role or find a new position within our organization. • In addition, the overall merger process often provides many unique opportunities for team members to grow by: • Working in a collaborative environment where they can share their expertise, experiences and skills while being exposed to new ideas and valuable insights from team members outside of their current roles and responsibilities. • Collaborating with other areas and functions while working with and getting to know new team members. • Sharpening critical thinking and problem-solving skills that only a project of this scale and complexity can provide. • Serving in leadership roles within working groups. FOR INTERNAL TCF USE ONLY. Not for distribution outside of TCF.

Why TCF and Chemical Are Merging • Enhanced scale and capabilities • The combined entity will be strategically positioned to capitalize on market opportunities and better serve customers in key markets throughout the largest, most attractive markets in the Midwest. • Together, the companies will have the scale to better invest, compete and outperform by leveraging leading market positions and complementary products. • Accelerates strategic evolution • Complementary operations with limited operational intersection from each bank will broaden the opportunities to capture greater market share and improve optionality on growth strategies. • TCF’s strength in national lending verticals complements Chemical’s core in-market commercial lending and wealth management offerings. • The two banks’ shared strengths in infrastructure, digital platforms, and mortgage banking will enhance the combined entity’s position. • More balanced deposit mix and loan portfolio § The combination creates better balance in both the deposit mix and the loan portfolio credit concentrations. • Complementary values and community focus • Both organizations share a legacy of developing deep community ties, along with core values centered on customer service, accountability, and adaptability to market changes. • The combined organization will have a stronger, deeper leadership team with complementary expertise to drive enhanced operational performance, strategic growth, and risk management. • In addition, the combined bank will continue to provide philanthropic, civic, and economic development support to the communities in which we operate. In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to dennis.klaeser@ChemicalBank.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCF and Chemical shareholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. FOR INTERNAL TCF USE ONLY. Not for distribution outside of TCF.